 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

December 10, 2009

YORK RESOURCES, INC.

 (Exact name of registrant as specified in its charter)

Nevada	333-156244	98-0589723
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4A Rowley Ave., Apt. #3, Toronto, Ontario Canada M4P 2S8
(Address of principal executive offices)

 (416) 617-6444

 (Registrant's telephone number, including area code)

YORK RESOURCES, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

 THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

Notice of Change in the

Majority of the Board of Directors

INTRODUCTION

This information statement is being mailed on or about December 10, 2009 to holders of record as of the close of business on November 24, 2009 of the common stock of York Resources, Inc. (the “Company” or “us”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information statement is required, as there has been a sale of at least five percent of the Company’s stock and, in connection with this sale, there will be an appointment of new directors who will constitute a majority of the directors of the Company.

Sale of at least five percent of the Company’s issued and outstanding shares

On December 9 2009, Kelvin B. Campbell, our sole executive officer and director on that date, sold his entire shareholdings in the Company, representing 61.3% of the issued and outstanding shares of the Company. The purchaser of the shares was Sugarberry Assets Ltd. (“Sugarberry”), a holding company owned by Ravi K. Daswani, our current Chief Executive Officer and President. The funds for the purchase came from the working capital of Sugarberry, which in turn came from personal funds of Mr. Daswani loaned to Sugarberry. As part of this transaction, resulting in the sale of at least five percent of the Company’s issued and outstanding shares, there was an understanding to change the majority of the members of the board of directors.

Appointment of director; resignation and appointment of officers

Concurrently with the closing of the share sale:

1.

Ravi K. Daswani was appointed a Director of the Company;

2.

Kelvin B. Campbell resigned as President and Secretary of the Company;

3.

R. Michael Stunden resigned as Treasurer of the Company;

4.

Ravi K. Daswani was appointed Chief Executive Officer and President of the Company; and

5.

Kenneth G.C. Telford was appointed Chief Financial Officer, Treasurer and Secretary of the Company.

Change in the majority of the board of directors

Ten days after the filing and mailing of this information statement, Mr. Campbell will resign as a director of the Company, resulting in a change in the majority of the board of directors. Concurrently with the resignation of Mr. Campbell, the appointments of Mr. Telford, Ian G. Robinson and Simon S. Ung as directors will become effective.

  VOTING SECURITIES

As of the date of this information statement, the authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.001 per share, of which 57,050,000 shares are issued and outstanding.

Each share of common stock is entitled to one vote on all matters to be acted on by the Company’s stockholders.

DIRECTORS AND OFFICERS

Current Directors and Officers

The following table sets forth the names, positions and ages of our current executive officers and directors.  Our directors hold office until the earlier of their death, resignation, or removal or until their successors have been duly elected and qualified.  Our officers hold office for such terms as may be prescribed by the bylaws or determined by the board of directors. An officer holds office after the expiration of his term until a successor is chosen or until his resignation or removal before the expiration of his term.

Name	Age	Position(s) with the Company
Ravi K. Daswani	42	Director, President and Chief Executive Officer
Kelvin B. Campbell	51	Director
Kenneth G.C. Telford	60	Chief Financial Officer, Treasurer and Secretary

Ravi K. Daswani

Ravi K. Daswani, a director of the Company and our Chief Executive Officer and President, has for the past several years been actively involved in the renewable energy business, both for his own account and as a means of laying the groundwork for a company that would operate in this industry. Amongst other things, Mr. Daswani has been investigating and evaluating the following:

1.

waste to energy project opportunities; and

2.

the structuring of financial relations, carbon sales and equity/debt transactions that make a renewable energy power project financially viable.

From December, 2005 until June, 2007, Mr. Daswani was an importer and exporter of electronics to and from Asia, Africa and Europe. From September, 2001 until August, 2005, Mr. Daswani was the managing director of Balaji Logistcs Ltd., a parcel logistics and freight provider located in Reading, United Kingdom. Mr. Daswani is founder, and from March, 1999 to August, 2001, was a director and Chief Operating Officer and co-Chief Executive Officer of, Brek Energy Corporation (formerly First Ecom.com Inc.), a US publicly traded company. During his time with

First Ecom.com Inc., Mr. Daswani conceptualized and led the building of the world’s first multi-currency e-commerce platform for Visa and Mastercard transactions.

Kelvin B. Campbell

Until the appointment of Mr. Daswani as director and President and Kenneth G.C. Telford as Secretary, Mr. Campbell served as our sole director, President and Secretary since May 10, 2008.

From May 2007 to present, Mr. Campbell has been employed as senior sales executive with CaTECH Systems, a data network cabling firm. From January 2003 to May 2007, Mr. Campbell was employed as major account executive with Canon Business Solutions, a division of Canon Canada.

Kenneth G.C. Telford

Kenneth G.C. Telford has been appointed Chief Financial Officer, Treasurer and Secretary of the Company. Mr. Telford is a chartered accountant (Canada) and certified public accountant (USA). From March, 2008 until the present, Mr. Telford has served as the Chief Financial Officer of Mobiclear Inc., a US publicly traded company. MobiClear is a US-based provider of electronic personal identification verification (PIV) solutions. From September, 2000 until present, Mr. Telford has been a principal of Denon Capital Strategies Ltd., a private company providing financial, management and other services to a wide variety of international clientele. From January 2003 to September 2007, Mr. Telford served as Chief Financial Officer, Secretary, and director of Essential Innovations Technology Corp., a US publicly traded company during Mr. Telford’s tenure. Essential Innovations provides geothermal heat exchange, or geoexchange, solutions for residential, commercial, and institutional applications as a manufacturer of proprietary geothermal heat pump technology, design-build geoexchange project provider, and as a geoexchange energy service company. During the past five years, Mr. Telford has advised numerous companies, in both North America and Asia Pacific, on a broad range of financial and business matters.

New Directors

The following table sets forth the names, positions and ages of our new directors.  The terms of our new directors do not take effect until the expiration of ten days from the filing and mailing of this information statement on Schedule 14f-1. Our directors hold office until the earlier of their death, resignation, or removal or until their successors have been duly elected and qualified.

Name of Nominee	Age	Expected Position(s) with the Company

Kenneth G.C. Telford	60	Director
Ian G. Robinson	70	Director, Chairman of the Board
Simoun S. Ung	42	Director

Kenneth G.C. Telford

Biographical information for Kenneth G.C. Telford is set forth above, under “Current Directors and Officers.”

Ian G. Robinson

Ian G. Robinson has had 45 years experience as a chartered accountant (Australian Chartered Accountant/Hong Kong Certified Public Accountant), corporate director and manager. From January 1994 until the present, Mr. Robinson has been the managing director of Robinson Management Limited, a company providing financial and business advice, business valuations, crisis management, forensic accounting services and insolvency services. Mr. Robinson was a former senior partner of the Hong Kong office of Ernst & Young, an accountancy and auditing services firm. He has been based in Hong Kong since 1980. From April, 2001 until November 2007, Mr. Robinson was a director of Brek Energy Corporation, a US publicly traded company. Mr. Robinson is currently a director of Rock City Energy Corp., various companies of the Kerry Packer Group, Geelong Sales Company International Ltd., Amazon Storage Systems International Ltd., ENM Holdings Limited, a Hong Kong publicly traded company and is also the Chairman of the Audit committee, L&L International Holdings, Inc., a US public company,  and Chairman of the Audit committee. Mr. Robinson is also a member of the Supervisory Board and the Chairman of the Audit  Committee of the Hong Kong Housing Society, a very large non-governmental provider of low and middle income housing.

Simoun S. Ung

From December, 1998 until the present, Simoun S. Ung has been president of FSC Holdings Corporation, doing business as Four Star Consulting, a company specializing in financial consulting for packaging official development assistance for infrastructure projects in the Philippines, specifically environmental projects to be funded by the Government of Japan. From May, 2009 until the present, Mr. Ung has been President and Chief Executive Officer of PVB Card Corporation, a Visa and China UnionPay issuer and acquirer. From November, 2004 until April, 2009, Mr. Ung was Chief Executive Officer of CNP Worldwide, Inc., an internet payment service provider. Mr. Ung is a co-founder and, since its inception in the last quarter of 2005, has been a board member of, Bastion Payment Systems Corporation, a Tier-1 third-party payment processor. Bastion utilizes its in-house research and development team to develop proprietary payment solutions and systems for card processing and acquiring, card fraud management, merchant management and boarding, merchant risk control and identification, and web site payment page hosting. From March, 2006 until March, 2008, Mr. Ung was a director and Chairman of the Board of Century Peak Corporation, a privately held mining company, until its listing by reverse merger into Century Peak Metal Holdings Corporation (Philippine Stock Exchange: CPM). From December, 2007 until October, 2009, Mr. Ung was a director of Mobiclear Inc., a US publicly traded company. Mr. Ung also serves on the board of directors of Transpacific Broadband Group Inc. (Philippine Stock Exchange: TBGI) and Federal Resources Investment Group, Inc. (Philippine Stock Exchange: FED). During the last five years, from time to time, Mr. Ung has been a resource speaker for the Federal Bureau of Investigation on advanced money laundering using electronic payment systems. Mr. Ung currently serves on the Steering Committee of the Overseas Security Advisory Council – Manila Country Council. Mr. Ung holds a MBA from the Richard Ivey School of Business, University of Western Ontario, and a BA from the University of British Columbia.

INDEPENDENT DIRECTORS

Under the definition independent directors found in Nasdaq Rule 5605(a)(2), which we have chosen to apply, we currently have no independent directors. As Ravi K. Daswani is our Chief Executive Officer, Mr. Daswani is not independent. As Kenneth G.C. Telford is Chief Financial Officer of the Company, he will not be independent upon the effectiveness of his appointment as a director. Upon the effectiveness of their appointments as directors, Ian G. Robinson and Simoun S. Ung will be independent under Nasdaq Rule 5605(a)(2).

 FAMILY RELATIONSHIPS

There are no family relationships among any of the Company’s directors and officers.

COMMITTEES OF THE BOARD OF DIRECTORS

Because our board of directors will consist of only four members, we will not have a standing nominating, compensation or audit committee, and we have not adopted charters for any such committees.  Rather, our full board of directors will perform the functions of these committees. As of the effective date of the appointments of Kenneth G.C. Telford and Ian G. Robinson as directors, the Company will have audit committee financial experts on the board of directors as that term is defined by Item 407(d) of Regulation S-K under the Exchange Act.

We do not believe it is necessary for the board of directors to appoint such committees, because the volume of matters that come before the board of directors for consideration is sufficiently small so as to permit our directors to give sufficient time and attention to such matters. Additionally, because the Company’s common stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees.

COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended September 30, 2009, the Company’s directors and executive officers served without compensation. The Company does not have health insurance, retirement, pension, profit sharing, stock options, or other similar programs for the benefit of our employees.

There are currently no employment agreements between the Company and any of Kelvin B. Campbell, Ravi K. Daswani or Kenneth G.C. Telford.

Because we have never paid any compensation to our directors and executive officers, we have never developed any processes or procedures for considering and determining director and executive officer compensation.

NOMINATION OF DIRECTOR CANDIDATES

For so long as Sugarberry Assets Ltd. (“Sugarberry”), an affiliate of Ravi K. Daswani, holds a majority of our issued and outstanding common stock, we expect that Sugarberry and Mr. Daswani will select all nominees for our board of directors.  We are willing to provide any director nominations submitted by our stockholders to Sugarberry and Mr. Daswani for their consideration.  Such nominations may be sent to the address identified below under the heading “Stockholder Communications with Our Board of Directors.”  We cannot provide any assurance that Sugarberry or Mr. Daswani will use any particular process or criteria in choosing nominees for our board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock, as of the date of this information statement, by (i) each person (including any group) who is known by us to beneficially own more than 5% of any class of the voting securities of the company; (ii) each of our directors, and (iii) officers and directors as a group.

Each common share entitles the holder thereof to one vote in respect of any matters that may properly come before our stockholders. To the best of our knowledge, there exist no arrangements that could cause a change in voting control of the company. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable.

Title of Class	Name and Address Of Beneficial Owner	Relationship to Company	Shares Beneficially Owned	Percent Owned (1)
Common Stock	Sugarberry Assets Ltd. (1)		35,000,000 (2)	61.3%
Common Stock	Kelvin B. Campbell (3)	Director	Nil	Nil
Common Stock	All directors and executive officers as a group (three individuals)		35,000,000	61.3%

(1)

Sugarberry Assets Ltd., a British Virgin Islands company, is wholly owned by Ravi K. Daswani, a director and Chief Executive Officer and President of the Company. The address of the company is 3rd Floor, Shun Feng International Centre 182 Queens Road East, Hong Kong.

(2)

The percent ownership of shares is based on 57,050,000 shares of common stock issued and outstanding as of November 24, 2009.

(3)

The address of Mr. Campbell is 4A Rowley Ave., Apt. #3, Toronto, Ontario Canada M4P 2S8.

Under the rules of the Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

No executive officer, present director, or any member of these individuals’ immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company’s last fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with related persons

Except for the ownership of the Company’s securities, , none of the following parties has, since our inception, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or executive officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
  Any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of any of the foregoing persons

Any person sharing the household of any director, executive officer, nominee for director or 5% shareholder of our Company.

Review, Approval or Ratification of Transactions with Related Persons

At the present time, the Company does not have an established policy and procedure for the review, approval, or ratification of any transaction with a related person.

MEETINGS OF THE BOARD OF DIRECTORS

In the fiscal year ended September 30, 2009, the board of directors of the Company acted by written consent seven times. Since we had only one director, no meetings were conducted. The Company does not have a policy on director attendance at annual meetings of the Company’s stockholders, but plans to adopt one when the size of the Board and the scope of the Company’s activities justify it. The Company has not held an annual meeting of its stockholders.

SECTION 16(A) COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders (the "Reporting Persons") are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or written representations from the Reporting Persons, we believe that the filing requirements applicable to all Reporting Persons have not been complied with. Specifically, Mr. Campbell has failed to comply with his obligation to file a Form 3 Initial Statement of Beneficial Interest.

LEGAL PROCEEDINGS

 The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: Landmark House, 17 Hanover Square, London, W1S 1HU, United Kingdom.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters.  These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C.  20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

YORK RESOURCES, INC.

/s/ Ravi K. Daswani

Ravi K. Daswani

Chief Executive Officer and President

December 10, 2009